

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2021

Eric T. Greager
Chief Executive Officer
Bonanza Creek Energy, Inc.
410 17th Street, Suite 1400
Denver, CO 80202

> **Re: Bonanza Creek Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 27, 2021**
> **File No. 333-257882**

Dear Mr. Greager:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4 filed August 27, 2021

Note 6. Crestone Peak Preliminary Acquisition Accounting and Pro Forma Adjustments
Crestone Peak Pro Forma Adjustments, page 261

1. We note your response to comment 2. Please further explain why you believe capitalizing interest incurred on the $250 million Bonanza Creek credit facility that will be used to payoff the amount outstanding on the Crestone Peak credit facility as of June 30, 2021 is appropriate. Please also provide reference to the technical guidance that supports your accounting and presentation in the pro forma financial statements.

2.   We note you decreased the fair value of proved and unproved properties in the preliminary purchase price allocations found on pages 255 and 260 of the pro forma financial statements. However, it appears that the remaining asset and liability balances are unchanged from the balances recorded in the historical balance sheets of Extraction and Crestone Peak as of June 30, 2021. Please address the following points:

- Explain in reasonable detail, the additional information identified and analysis performed, including assumptions used, that supports the reductions to the fair value of the proved and unproved properties of Extraction and Crestone Peak since your last amendment.
- Tell us why you have not adjusted the fair values of other assets and liabilities in the fair value allocation, including the derivative assets and liability balances.
- Explain why you believe no goodwill or gain from a bargain purchase should be recorded related to these acquisitions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner at (202) 551-6548 or Lauren Nguyen at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation